38C Grove Street, Suite 100

Ridgefield, Connecticut 06877

(203) 244-6550

Via EDGAR

January 16, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Tier Energy LP

Registration Statement on Form S-1 (as amended)

File No. 333-185124

Dear Mr. Schwall:

On behalf of Northern Tier Energy LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. eastern time on January 17, 2013, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated December 7, 2012, the Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (203) 244-6497 or Julian Seiguer of Vinson & Elkins, LLP at (713) 758-2790 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Northern Tier Energy LP

By:	Northern Tier Energy GP LLC,
its general partner

By:	/s/ Peter T. Gelfman
Peter T. Gelfman
Vice President, General Counsel and Secretary